Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

Commission File No. for Registration
Statement on Form S-4: 333-218485

October 24, 2017

THIS DOCUMENT IS A NON-BINDING TRANSLATION OF THE GERMAN LANGUAGE SUPPLEMENTAL REASONED STATEMENT OF THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD OF LINDE AKTIENGESELLSCHAFT OF OCTOBER 23, 2017. ONLY THE GERMAN VERSION IS AUTHORITATIVE.

Mandatory publication pursuant to

sec. 27 para. 3 in conjunction with sec. 14 para. 3 sentence 1 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz - WpÜG)

Supplemental Joint Reasoned Statement
of the Executive Board and the Supervisory Board

of

Linde Aktiengesellschaft
Klosterhofstraße 1, 80331 Munich
Germany

pursuant to sec. 27 para. 1 WpÜG

on the amendment of the voluntary public takeover offer (exchange offer)
published on October 23, 2017

of

Linde PLC
The Priestley Centre, 10 Priestley Road, Surrey Research Park, Guildford, Surrey GU2 7XY
United Kingdom

to

the shareholders of Linde Aktiengesellschaft

Linde Aktiengesellschaft Shares:	ISIN DE0006483001
Tendered Linde Aktiengesellschaft Shares:	ISIN DE000A2E4L75
Linde PLC Shares:	ISIN IE00BZ12WP82

TABLE OF CONTENTS

TABLE OF CONTENTS	2

INDEX OF DEFINITIONS	3

I.	Introductory Summary of this Supplemental Statement	4

II.	General Information on this Supplemental Statement	4

1.	Offer Document, Reasoned Statement and Amendment of the Exchange Offer	4

2.	Legal basis for this Supplemental Statement	5

3.	Factual basis for this Supplemental Statement	5

4.	Publication of this Supplemental Statement	5

5.	Statement by the Group Works Council	5

III.	Amendment of the Exchange Offer	6

IV.	Extension of the Exchange OFfer	7

V.	Right of Withdrawal	7

VI.	Notice in case of the occurrence of an adverse tax event	8

VII.	Considerations of the Executive Board and the Supervisory Board	8

1.	General Considerations	8

2.	Fairness of the Offer Consideration	9

VIII.	Recommendation	10

INDEX OF DEFINITIONS

INDEX OF DEFINITIONS

A		Linde PLC Shares	4

Acceptance Period	7	Linde Shareholders	4

Amendment of the Exchange Offer	4	Linde Shares	4

B		O

Bidder	4	Offer Consideration	4

C		Offer Document	4

Closing Conditions	6	P

Company	4	Praxair	6

E		R

Exchange Offer	4	Reasoned Statement	4

Exchange Ratio	4	S

Executive Board	4	Supervisory Board	4

L		Supplemental Statement	4

Linde	4	W

Linde Group	4	Works Council	5

Linde PLC	4	WpÜG	4

Linde PLC Offer Shares	4	WpÜG-AngebotsVO	9

I.  Introduction Sumamry of this Supplemental Statement

I.	INTRODUCTORY SUMMARY OF THIS SUPPLEMENTAL STATEMENT

On October 23, 2017, Linde Public Limited Company (“Linde PLC” or “Bidder”) published an Amendment of the Exchange Offer (as defined in Section 2) pursuant to sec. 21 para. 2 in conjunction with sec. 14 para. 3 sentence 1 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz - “WpÜG”) (“Amendment of the Exchange Offer”).

The Amendment of the Exchange Offer relates to the lowering of the minimum acceptance ratio of the Exchange Offer as is described in more detail in Section 3 of this supplemental joint reasoned statement (“Supplemental Statement”).

The Executive Board (Vorstand) of Linde Aktiengesellschaft (“Executive Board”) and the Supervisory Board (Aufsichtsrat) of Linde Aktiengesellschaft (“Supervisory Board”) have concluded that the Amendment of the Exchange Offer does not contain any information that would give cause to deviate from their recommendation contained in their joint reasoned statement dated August 21, 2017 (“Reasoned Statement”).

II.	GENERAL INFORMATION ON THIS SUPPLEMENTAL STATEMENT

1.	Offer Document, Reasoned Statement and Amendment of the Exchange Offer

On August 15, 2017, the Bidder published an offer document within the meaning of sec. 11 WpÜG (together with Annex 1 (Persons acting jointly with the Bidder), Annex 2 (Subsidiaries of Linde as of August 14, 2017) and Annex 3 (Securities Prospectus) the “Offer Document”) pursuant to secs. 34, 14 para. 2 and para. 3 of the WpÜG, concerning a voluntary takeover offer in the form of an exchange offer (“Exchange Offer”).

The Exchange Offer is directed to all shareholders of Linde Aktiengesellschaft (“Linde” or the “Company” , and together with its affiliated companies within the meaning of secs. 15 et seqq. of the German Stock Corporation Act (Aktiengesetz), the “Linde Group”, and the shareholders of Linde, the “Linde Shareholders”). It concerns the acquisition of all ordinary bearer shares without par value (auf den Inhaber lautende nennbetragslose Stückaktien) of Linde AG (ISIN DE0006483001), each representing a pro rata amount of the share capital attributable to each Linde share of EUR 2.56 per share and each with full dividend rights and all ancillary rights associated therewith at the time of the completion of the Exchange Offer (“Linde Shares”). Each of the Linde Shares is to be acquired for consideration of 1.540 ordinary shares in the Bidder (ISIN IE00BZ12WP82), each representing a pro rata amount of the share capital attributable to each Linde PLC share of EUR 0.001 per share (the “Linde PLC Offer Shares; jointly with the other shares of Linde PLC, the “Linde PLC Shares”) in exchange for one Linde Share (the “Offer Consideration”). This corresponds to an exchange ratio of 1.540 Linde PLC Offer Shares for each Linde Share (“Exchange Ratio”).

On August 21, 2017, the Executive Board and the Supervisory Board published their Reasoned Statement in accordance with sec. 27 para. 3 in conjunction with sec. 14 para. 3 sentence 1 WpÜG (to be found on Linde’s website at http://www.the-linde-group.com, under the section Proposed Merger). The Reasoned Statement is available free of charge at Linde Aktiengesellschaft, Klosterhofstraße 1, 80331 Munich, Germany (Tel: +49-(0)89-35757-1321, E-Mail: investorrelations@linde.com). The fact of publication of the Reasoned Statement was published in the Federal Gazette (Bundesanzeiger).

II.  General Information on this Supplemental Statement

On October 23, 2017, the Bidder published the Amendment of the Exchange Offer and a non-binding English translation thereof pursuant to secs. 34, 21 para. 1 sentence 1 no. 3, para. 2 WpÜG in conjunction with sec. 14 para. 3 sentence 1 WpÜG by way of publication on the internet (at http://www.lindepraxairmerger.com under the section Documents for Linde Shareholders) as well as by making copies of the documents regarding the Amendment of the Exchange Offer available for distribution free of charge at Deutsche Bank Aktiengesellschaft (inquiries to be made by providing a complete address or e-mail address by mail to Taunusanlage 12, 60325 Frankfurt am Main, Germany, by fax to +49 69 91038794 or by e-mail to dct.tender-offers@db.com). A corresponding announcement has been published in the Federal Gazette pursuant to secs. 34, 21 para. 2 sentence 1 WpÜG in conjunction with sec. 14 para. 3 sentence 1 no. 2 WpÜG.

The Amendment of the Exchange Offer was submitted by the Bidder to the Executive Board on October 23, 2017. The Executive Board passed on the Amendment of the Exchange Offer immediately to both the Supervisory Board and to the competent works council (zuständiger Betriebsrat) of the Linde Group (Konzernbetriebsrat) (“Works Council”).

2.	Legal basis for this Supplemental Statement

Under sec. 27 para. 1 sentence 1 WpÜG, the executive board and the supervisory board of a target company are required to issue a reasoned statement on a takeover offer and all amendments thereto. This statement may be provided jointly by the target company’s executive board and supervisory board. The Executive Board and the Supervisory Board have decided to issue a joint statement regarding the Amendment of the Exchange Offer.

3.	Factual basis for this Supplemental Statement

This Supplemental Statement does not concern the Exchange Offer in its entirety, but only those sections of the Exchange Offer affected by the Amendment of the Exchange Offer. The Supplemental Statement must therefore be read in connection with the Reasoned Statement.

The explanations in the Reasoned Statement regarding the factual basis for the Reasoned Statement and the independent responsibility of the Linde Shareholders apply accordingly to this Supplemental Statement. Any term defined in the Reasoned Statement shall have the same meaning in this Supplemental Statement unless otherwise indicated.

4.	Publication of this Supplemental Statement

This Supplemental Statement will be published in accordance with sec. 27 para. 3 and sec. 14 para. 3 sentence 1 WpÜG on the Company’s website at http://www.the-linde-group.com under the section Proposed Merger, where, in addition, the binding German version will be published. Copies of this Supplemental Statement may be obtained free of charge from Linde Aktiengesellschaft, Investor Relations, Klosterhofstraße 1, 80331 Munich, Germany. Both the fact of publication and the availability of copies for distribution free of charge of this Supplemental Statement will be announced in the Federal Gazette. No liability is assumed for the accuracy or completeness of this English translation. Solely the German version shall be authoritative.

5.	Statement by the Group Works Council

Pursuant to sec. 27 para. 2 WpÜG, the competent works council of the target company may provide a statement regarding the Amendment of the Exchange Offer to the Executive Board,

III.  Amendment of the Exchange Offer

which the Executive Board must attach to its statement in accordance with sec. 27 para. 2 WpÜG irrespective of its obligation under sec. 27 para. 3 sentence 1 WpÜG. The works council of Linde Group, being the competent works council has not provided any statement to the Executive Board.

III.	AMENDMENT OF THE EXCHANGE OFFER

The Exchange Offer and the agreements concluded by accepting the Exchange Offer are subject to various conditions (“Closing Conditions”), including that at the time of the expiration of the Acceptance Period, the sum of the number of

(1)
Tendered Linde Shares, including those Linde Shares for which the acceptance of the Exchange Offer has been declared during the Acceptance Period but only becomes effective after the expiration of the Acceptance Period by transferring the Linde Shares to ISIN DE000A2E4L75 (WKN A2E 4L7) for which the right to withdrawal, if any, has not been validly exercised in accordance with the Offer Document;

(2)
Linde Shares held directly by the Bidder, any member of Linde PLC Group or any other person acting jointly with the Bidder within the meaning of sec. 2 para. 5 WpÜG (excluding, for the avoidance of doubt, any Linde Treasury Shares);

(3)	Linde Shares that must be attributed to the Bidder or any member of Linde PLC Group in accordance with sec. 30 WpÜG;

(4)
Linde Shares for which the Bidder, any member of Linde PLC Group or any other person acting jointly with the Bidder within the meaning of sec. 2 para. 5 WpÜG has entered into an agreement outside of the Exchange Offer, giving them the right to demand the transfer of title of such Linde Shares; and

(5)	Linde Shares for which irrevocable undertakings have been executed and delivered to Linde PLC,

(Linde Shares that fall within the scope of several items are counted only once) equals or is greater than 139,288,554 Linde Shares (75 % of all Linde Shares entitled to voting rights existing at the time of the publication of the Offer Document, excluding, for the avoidance of doubt, any Linde Treasury Shares) (please refer to Section 12.1.1 of the Offer Document).

The Bidder has decided to lower such minimum acceptance ratio from 75% to 60%. Both Linde and Praxair, Inc. (“Praxair”) have provided their prior written consent to such lowering of the minimum acceptance ratio. On the basis of the Amendment of the Exchange Offer, Section 12.1.1 of the Offer Document reads as follows:

“12.1.1 Minimum Tender Condition

At the time of the expiration of the Acceptance Period, the sum of the number of

(1)
Tendered Linde Shares (including those Linde Shares for which the acceptance of the Exchange Offer has been declared during the Acceptance Period but only becomes effective after the expiration of the Acceptance Period by transferring the Linde Shares to ISIN DE000A2E4L75 (WKN A2E 4L7)) for which the right to withdrawal has not been validly exercised in

IV.  Extension of the Exchange Offer

accordance with this Offer Document;

(2)
Linde Shares held directly by the Bidder, any member of Linde PLC Group or any other person acting jointly with the Bidder within the meaning of Section 2 para. 5 Takeover Act (excluding, for the avoidance of doubt, any Linde Treasury Shares);

(3)	Linde Shares that must be attributed to the Bidder or any member of Linde PLC Group in accordance with Section 30 Takeover Act;

(4)
Linde Shares for which the Bidder, any member of Linde PLC Group or any other person acting jointly with the Bidder within the meaning of Section 2 para. 5 Takeover Act has entered into an agreement outside of the Exchange Offer, giving them the right to demand the transfer of title of such Linde Shares; and

(5)	Linde Shares for which Irrevocable Undertakings have been executed and delivered to Linde PLC,

(Linde Shares that fall within the scope of several of the Sections 12.1.1(1) through 12.1.1(5) are counted only once) equals or is greater than 111,382,843 Linde Shares (60% of all Linde Shares entitled to voting rights existing at the time of the publication of the Amendment of the Exchange Offer, excluding, for the avoidance of doubt, any Linde Treasury Shares) (the “Minimum Acceptance Ratio”).”

IV.	EXTENSION OF THE EXCHANGE OFFER

The lowering of the minimum acceptance ratio in Section 12.1.1 of the Offer Document leads to an extension of the acceptance period (“Acceptance Period”) of two weeks, pursuant to sec. 21 para. 5 sentence 1 WpÜG. The Acceptance Period will, therefore, expire on November 7, 2017, at 24:00 hours Central European Time.

V.	RIGHT OF WITHDRAWAL

The Executive Board and the Supervisory Board hereby indicate that Linde Shareholders who have accepted the Exchange Offer prior to the publication of the Amendment of the Exchange Offer may, pursuant to sec. 21 para. 4 WpÜG, at any time until the expiration of the Acceptance Period, as extended, withdraw from the agreements that were entered into as a consequence of the acceptance of the Exchange Offer. The withdrawal right in the event of a competing offer (as described in Section 17.1(2) of the Offer Document) remains unaffected. With respect to the details of exercising the right of withdrawal and the technical details of such withdrawal, please refer to Section 17.2 of the Offer Document.

Linde Shareholders who have already accepted the Exchange Offer and who still want to accept the Exchange Offer, neither have to exercise their rights of withdrawal nor become active in any other way, in order to receive the Offer Consideration pursuant to the terms and conditions of the Exchange Offer.

VI.  Notice in case of the occurrence of an adverse tax event

VI.	NOTICE IN CASE OF THE OCCURRENCE OF AN ADVERSE TAX EVENT

In Section 7 of the Amendment of the Exchange Offer, the Bidder states that each of Linde and Praxair may, in accordance with the Business Combination Agreement and irrespective of reaching the lowered Minimum Acceptance Ratio, terminate certain covenants contained in the Business Combination Agreement, such as the efforts to obtain regulatory approvals, prior to the Settlement of the Exchange Offer (as described in Section 8.3 of the Offer Document as well as Sections 1.6.2 and 6.10.1 in Annex 3 of the Offer Document). These rights to terminate the covenants exist in case of an adverse tax event (as described in Section 6.10.1.1 in Annex 3 of the Offer Document), as well as in certain other circumstances. Such adverse tax event occurs if, as of a date of determination, which is no earlier than the date on which the results following the expiration of the Additional Acceptance Period are published pursuant to Section 23 para. 1 sentence 1 no. 3 Takeover Act, the number of Tendered Linde Shares does not correspond to at least 74% of all Linde Shares outstanding as of this date of determination, as well as in certain other circumstances.

The occurrence of an adverse tax event may lead to the termination of certain covenants on the basis of such occurrence which would likely lead to a non-satisfaction of the Closing Conditions of the Exchange Offer and a failure to complete the Business Combination. The exercise of the termination right by Linde and/or Praxair is likely in case it appears necessary, from the perspective of the terminating party, in order to avert significant disadvantages from the respective company and/or its affiliated companies or their respective shareholders.

VII.	CONSIDERATIONS OF THE EXECUTIVE BOARD AND THE SUPERVISORY BOARD

1.	General Considerations

The Executive Board and the majority of the Supervisory Board take the view that, for the considerations outlined in the Reasoned Statement, the Exchange Offer is in the best interest of Linde, its shareholders and other stakeholders notwithstanding the Amendment of the Exchange Offer. The Executive Board and the majority of the Supervisory Board emphasize that they continue to fully support the strategies and goals of the Business Combination which are furthered by the settlement of the Exchange Offer.

Therefore, the Executive Board and the majority of the Supervisory Board generally welcome the lowering of the minimum acceptance ratio, since it increases the likelihood of the settlement of the Exchange Offer. The lowering of the minimum acceptance ratio also allows that certain shareholders who are restricted from tendering at an earlier stage are included in the Exchange Offer. This is especially true for index funds which usually do not tender their shares before the respective index is adjusted to the tendered share line in the context of the Exchange Offer.

The Executive Board and the Supervisory Board are aware that the lowering of the minimum acceptance ratio bears the risk that, by the expiration of the Additional Acceptance Period, shareholders representing fewer than 74% of the outstanding Linde Shares have accepted the Exchange Offer and that such result would trigger an adverse tax event under the Business Combination Agreement and, further, that such result does not necessarily ensure the qualified majority in the general shareholders’ meeting of Linde required to resolve or to approve important corporate structural measures including the conclusion of a domination and/or profit and loss transfer agreement.

VII.  Considerations of the Executive Board and the Supervisory Board

The Executive Board and the Supervisory Board, however, take the view that such aspects do not argue against the lowering of the minimum acceptance ratio. First, the Executive Board and the Supervisory Board are confident that the initially envisaged acceptance ratio of 75% will be reached by the end of the Additional Acceptance Period notwithstanding the lowering of the minimum acceptance ratio since index funds are granted the opportunity to tender their shares into the Exchange Offer. Second, the right of Linde (and Praxair) to terminate selected covenants contained in the Business Combination Agreement if, by the time of the expiration of the Additional Acceptance Period, shareholders representing fewer than 74% of the outstanding Linde Shares have accepted the Exchange Offer generally protects Linde from any such adverse tax event which might otherwise occur in the event of the closing of the Business Combination as it would likely lead to a non-satisfaction of the Closing Conditions of the Exchange Offer and, thus, the completion of the business combination.

Against this background, the Executive Board and the majority of the Supervisory Board also consider the lowering of the minimum acceptance ratio not to be a material deviation from the initial terms of the Business Combination and welcome the Amendment of the Exchange Offer.

2.	Fairness of the Offer Consideration

The Executive Board and the Supervisory Board also consider the Offer Consideration to be adequate notwithstanding the Amendment of the Exchange Offer.

2.1	Value of consideration according to valuation of Linde PLC pursuant to IDW S1 2008

Since there is no weighted average stock exchange price for the Linde PLC Offer Shares, EY has prepared a valuation of Linde PLC pursuant to IDW S1 2008 as of May 31, 2017 (please refer to Sections 10.3 and 10.4 of the Offer Document). IDW S 1 2008 as well as the valuation methodology used for the valuation constitute an adequate and generally accepted method for enterprise. The derived company valuation therefore constitutes an objectified value.

EY has extended such valuation to the scenario that the Exchange Offer is accepted only to such extent as is required to reach the lowered minimum acceptance ratio as set forth in Section 3 of this Supplemental Statement. On this basis, EY determined that the value per Linde PLC Offer Share amounts to EUR 121.84 and the value per 1.540 Linde PLC Offer Shares granted as Offer Consideration in exchange for one Linde Share amounts to EUR 187.63, assuming that 60% of Linde Shares are tendered for exchange into Linde PLC Offer Shares as set forth in Section 3 of this Supplemental Statement.

2.2	Overall own assessment of the fairness of the Offer Consideration

The Executive Board and the Supervisory Board have each diligently and comprehensively analyzed and assessed the fairness of the Offer Consideration and have laid out such analysis and assessment in detail in Section IV.4.2 of the Reasoned Statement. The statements contained therein continue to hold true in light of the Amendment of the Exchange Offer. Therefore, the Executive Board and the Supervisory Board refer to such statements.

Notwithstanding the Amendment of the Exchange Offer, the Offer Consideration significantly exceeds the minimum consideration within the meaning of sec. 31 para. 1 WpÜG and secs. 4, 5 and 7 of the WpÜG Offer Regulation (WpÜG-Angebotsverordnung – “WpÜG-Angebots VO”), i.e. the 3-Months Average Price pursuant to sec. 5 WpÜG-AngebotsVO which amounts to EUR 160.30

VIII.  Recommendation

per Linde Share.

Against this background, the Executive Board and the Supervisory Board have concluded that the Offer Consideration continues to be adequate and fair within the meaning of sec. 31 para. 1 sentence 1 WpÜG notwithstanding the Amendment to the Exchange Offer.

VIII.	RECOMMENDATION

Having conducted an independent and separate review, the Executive Board and the majority of the Supervisory Board have concluded that the Amendment of the Exchange Offer does not contain any information which would give cause to deviate from the recommendation contained in the Reasoned Statement.

However, each Linde Shareholder must still make her or his own decision on whether and to what extent to accept the Exchange Offer, thereby taking into account all relevant circumstances, her or his own individual situation (including her or his own personal tax situation) and her or his own personal assessment of Linde’s potential future development as well as of the intrinsic value and the stock exchange price of Linde Shares. Subject to applicable statutory provisions, the Executive Board and the Supervisory Board of Linde do not assume any responsibility in the event that the acceptance or the non-acceptance of the Exchange Offer subsequently has adverse economic consequences for any Linde Shareholder.

Munich, October 23, 2017

Linde Aktiengesellschaft

The Executive Board	The Supervisory Board

Additional Information and Where to Find It

In connection with the proposed business combination between Praxair, Inc. (“Praxair”) and Linde AG (“Linde”), Linde plc has filed a Registration Statement on Form S-4 (which Registration Statement was declared effective on August 14, 2017) with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of Praxair that also constitutes a prospectus for Linde plc and (2) an offering prospectus of Linde plc to be used in connection with Linde plc’s offer to acquire Linde shares held by U.S. holders. Praxair has mailed the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and an indirect wholly-owned subsidiary of Linde plc, and Linde plc has distributed the offering prospectus to Linde shareholders in the United States in connection with Linde plc’s offer to acquire all of the outstanding shares of Linde. Linde plc has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”) which was approved for publication by BaFin on August 14, 2017, published by Linde plc on August 15, 2017, and amended by Linde plc on October 23, 2017 (the “offer document”). Praxair’s stockholders approved the merger at Praxair’s special meeting held on September 27, 2017. The consummation of the proposed business combination remains subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS OF LINDE ARE URGED TO READ THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND OFFER BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain a free copy of documents filed by Praxair, Linde and Linde plc with the SEC on the SEC’s Web site at www.sec.gov. The offer document is available for free at Linde plc’s Web site at www.lindepraxairmerger.com. Furthermore, the offer document is available at BaFin’s Web site for free at www.bafin.de. You may also obtain a copy of the offer document from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794).

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Linde plc, Praxair or Linde. The final terms and further provisions regarding the public offer are disclosed in the offer document and in documents filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Subject to the exceptions described in the offer document and to any exceptions potentially granted by the respective regulatory authorities, no offering of securities will be made directly or indirectly in any jurisdiction where to do so would be a violation of the respective national laws.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Linde plc may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or Linde plc’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and Linde plc’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s Web site at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the proxy statement/prospectus and the offering prospectus included in the Registration Statement on Form S-4 filed with the SEC and in the offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or Linde plc has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and Linde plc on the date hereof, and each of Linde, Praxair and Linde plc disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.